Exhibit 99.1

Materialise Reports Third Quarter 2021 Results

LEUVEN, Belgium—(BUSINESS WIRE)—October 28, 2021 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the third quarter ended September 30, 2021.

Highlights – Third Quarter 2021

•	Total revenue increased 28% to 52,195 kEUR for the third quarter of 2021 from 40,785 kEUR for the 2020 period.

•	Total deferred revenues from annual software sales and maintenance fees increased 547 kEUR to 30,789 kEUR compared to December 31, 2020.

•	Adjusted EBITDA increased 62% to 9,739 kEUR for the third quarter of 2021 from to 6,023 kEUR for the 2020 period.

•	Net profit for the third quarter of 2021 was 8,652 kEUR, or 0.15 EUR per diluted share, compared to a loss of (282) kEUR, or (0.01) EUR per diluted share, for the 2020 period.

•	Total cash was 194,946 kEUR at the end of the quarter.

Executive Chairman Peter Leys commented, “While the COVID-19 pandemic lingers on in certain parts of the world, our record third quarter results show that Materialise is coming out of this crisis stronger than before: our revenue grew by 28% to a quarterly record of 52.2 kEUR and solid operational performances in all three of our segments resulted in a quarterly Adjusted EBITDA record of 9.7 million EUR. We plan to continue to invest to further accelerate our growth and look forward to introducing new product upgrades at next month’s Formnext in Frankfurt.”

Third Quarter 2021 Results

Total revenue for the third quarter of 2021 increased 28.0% to 52,195 kEUR from 40,785 kEUR for the third quarter of 2020. Adjusted EBITDA increased 62% to 9,739 kEUR from 6,023 kEUR in the previous period. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the third quarter of 2021 increased to 18.7% from 14.8% for the third quarter of 2020.

Revenue from our Materialise Software segment increased 10.4% to 10,468 kEUR for the third quarter of 2021 from 9,478 kEUR for the same quarter last year. Segment EBITDA increased 19.1% to 3,708 kEUR from 3,114 kEUR while the segment EBITDA margin increased to 35.4% compared to 32.9% in the prior-year period.

Revenue from our Materialise Medical segment increased 10.2% to 18,910 kEUR for the third quarter of 2021 compared to 17,161 kEUR for the same period in 2020. Segment EBITDA decreased to 5,251 kEUR from 5,476 kEUR while the segment EBITDA margin was 27.8% compared to 31.9% for the third quarter of 2020.

Revenue from our Materialise Manufacturing segment increased 61.2% to 22,817 kEUR from 14,154 kEUR for the third quarter of 2020. Segment EBITDA increased to 3,546 kEUR from a loss of (321) kEUR while the segment EBITDA margin increased to 15.5% compared to (2.3)% in the third quarter of 2020.

Gross profit was 31,076 kEUR, an increase of 33.4% compared to 23,303 kEUR for the same period last year, while the gross profit margin increased to 59.5% of total revenue compared to 57.1% for the third quarter of 2020.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 11.3% to 26,900 kEUR for the third quarter of 2021 from 24,176 kEUR for the third quarter of 2020.

Net other operating income was 355 kEUR compared to 1,157 kEUR for the third quarter of 2020. Operating result increased to 4,529 kEUR from 284 kEUR for the third quarter of 2020. Net financial result was 4,204 kEUR compared to (1,331) kEUR for the third quarter of 2020. The third quarter of 2021 contained income tax expenses of (80) kEUR, compared to 764 kEUR in the third quarter of 2020.

As a result of the above, our net result for the third quarter of 2021 increased 8,934 kEUR to a net profit of 8,652 kEUR, compared to a net loss of (282) kEUR for the same period in 2020. Total comprehensive income for the third quarter of 2021, which includes exchange differences on translation of foreign operations, was 8,267 kEUR compared to (1,659) kEUR for the 2020 period.

At September 30, 2021, we had cash and cash equivalents of 194,946 kEUR compared to 111,538 kEUR at December 31, 2020. Gross debt amounted to 102,180 kEUR, compared to 115,110 kEUR at December 31, 2020. As a result, our net cash position (cash and cash equivalents less gross debt) was 92,766 kEUR at September 30, 2021, an improvement of 96,338 kEUR compared to December 31, 2020.

Cash flow from operating activities for the first three quarters of 2021 was 17,490 kEUR compared to 14,752 kEUR for the same period in 2020. Total capital expenditures for the third quarter of 2021 amounted to 3,252 kEUR.

Net shareholders’ equity at September 30, 2021 was 228,474 kEUR compared to 133,104 kEUR at December 31, 2020. In July 2021, we issued 600,000 new shares following the exercise of the underwriters’ option to purchase additional shares, in connection with the public offering of 4,000,000 shares issued in June 2021.

2021 Guidance

Mr. Leys concluded, “We expect our consolidated revenues for 2021 to be towards the higher end of the 197,000 kEUR to 200,000 kEUR range we previously provided. For 2021, we are increasing our Adjusted EBITDA guidance from up to 25,000 kEUR to up to 28,000 kEUR.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1579, the reference rate of the European Central Bank on September 30, 2021.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the third quarter of 2021 on Thursday, October 28, 2021, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

•	To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), 4294784#.

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our current estimates for fiscal 2021 revenues and Adjusted EBITDA, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the COVID-19 pandemic and related public health measures, as well as the related actions we are taking in response), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,”

“might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s most recent actual results to differ materially from our expectations, including risk factors described in the company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release. For example, the variant strains of the COVID-19 virus could have a material adverse impact on the global economic recovery from the pandemic.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,

In 000€	2021	2021	2020(*)	2021	2020

	U.S.$	€	€	€	€
Revenue	60,437	52,195	40,785	148,461	125,148
Cost of Sales	(24,454)	(21,119)	(17,483)	(64,378)	(57,310)
Gross Profit	35,983	31,076	23,303	84,084	67,838
Gross profit as % of revenue	59.5%	59.5%	57.1%	56.6%	54.2%
Research and development expenses	(7,644)	(6,602)	(5,861)	(19,982)	(18,434)
Sales and marketing expenses	(14,373)	(12,413)	(11,015)	(35,730)	(33,700)
General and administrative expenses	(9,130)	(7,885)	(7,300)	(23,449)	(21,100)
Net other operating income (expenses)	411	355	1,157	2,318	2,733
Operating (loss) profit	5,247	4,529	284	7,239	(2,663)
Financial expenses	2,703	2,334	(2,462)	(3,182)	(4,923)
Financial income	2,164	1,869	1,132	4,426	1,976
Share in loss of joint venture	—	—	—	—	(39)
(Loss) profit before taxes	10,114	8,732	(1,046)	8,483	(5,649)
Income Taxes	(93)	(80)	764	(55)	497
Net (loss) profit for the period	10,021	8,652	(282)	8,428	(5,152)
Net (loss) profit attributable to:	—
The owners of the parent	10,022	8,655	(246)	8,432	(4,989)
Non-controlling interest	(3)	(3)	(36)	(4)	(163)
Earning per share attributable to owners of the parent
Basic	0.17	0.15	(0.01)	0.15	(0.01)
Diluted	0.17	0.15	(0.01)	0.15	(0.01)
Weighted average basic shares outstanding	58,731	58,731	53,194	55,935	53,194
Weighted average diluted shares outstanding	58,944	58,944	53,194	56,206	53,194

(*)	The year 2020 has been restated to reflect the final accounting of the business combination with Engimplan.

Impact on the quarter operating result was 83 kEUR, no impact on year to date operating result.

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,

In 000€	2021	2021	2020(*)	2021	2020

	U.S.$	€	€	€	€
Net profit (loss) for the period	10,021	8,652	(282)	8,428	(5,152)
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	(446)	(385)	(1,377)	1,590	(8,165)
Non-recycling
Fair value adjustments through OCI - Equity instruments	—	—	—	48	—
Other comprehensive income (loss), net of taxes	(446)	(385)	(1,377)	1,638	(8,165)
Total comprehensive income (loss) for the year, net of taxes	9,572	8,267	(1,659)	10,066	(13,317)
Total comprehensive income (loss) attributable to:
The owners of the parent	9,576	8,270	(1,490)	10,069	(11,968)
Non-controlling interests	(3)	(3)	(169)	(3)	(1,349)

(*)	The year 2020 has been restated to reflect the final accounting of the business combination with Engimplan.

Impact on the quarter operating result was 83 kEUR, no impact on year to date operating result.

Consolidated statement of financial position (Unaudited)

	As of September 30,	As of December 31,

In 000€	2021	2020

Assets
Non-current assets
Goodwill	20,531	20,342
Intangible assets	31,534	32,981
Property, plant & equipment	84,512	88,267
Right-of-Use assets	9,109	10,996
Investments in joint ventures	—	—
Deferred tax assets	249	201
Other non-current assets	13,868	14,139
Total non-current assets	159,803	166,926
Current assets
Inventories	11,812	10,043
Trade receivables	38,543	30,871
Other current assets	9,767	8,290
Cash and cash equivalents	194,946	111,538
Total non-current assets	255,068	160,741
Total assets	414,871	327,667

	As of September 30,	As of December 31,

In 000€	2021	2020

Equity and liabilities
Equity
Share capital	4,445	4,096
Share premium	226,750	141,274
Consolidated reserves	3,430	(4,469)
Other comprehensive income	(6,158)	(7,797)
Equity attributable to the owners of the parent	228,467	133,104
Non-controlling interest	7	—
Total equity	228,474	133,104
Non-current liabilities
Loans & borrowings	75,760	90,502
Lease liabilities	5,445	7,086
Deferred tax liabilities	6,175	6,805
Deferred income	4,812	5,327
Other non-current liabilities	2,151	398
Total non-current liabilities	94,343	110,118
Current liabilities
Loans & borrowings	17,740	13,984
Lease liabilities	3,235	3,538
Trade payables	22,357	17,698
Tax payables	1,311	974
Deferred income	30,174	29,554
Other current liabilities	17,237	18,697
Total current liabilities	92,054	84,445
Total equity and liabilities	414,871	327,667

Consolidated statement of cash flows (Unaudited)

	for the nine months ended September 30,

In 000€	2021	2020

Operating activities
Net (loss) profit for the period	8,429	(5,153)
Non-cash and operational adjustments
Depreciation of property plant & equipment	11,460	11,266
Amortization of intangible assets	3,780	3,349
Share-based payment expense	(878)	—
Loss (gain) on disposal of property, plant & equipment	43	(16)
Movement in provisions	7	—
Movement reserve for bad debt	154	36
Financial income	(4,426)	(1,977)
Financial expense	3,182	4,922
Impact of foreign currencies	107	18
Share in loss (gain) of a joint venture (equity method)	—	39
(Deferred) income taxes	55	(496)
Other non-current liabilities	—
Working capital adjustments	(4,531)	5,221
Decrease (increase) in trade receivables and other receivables	(7,553)	6,765
Decrease (increase) in inventories	(1,770)	2,757
Increase (decrease) in trade payables and other payables	4,792	(4,301)
Income tax paid & Interest received	108	(2,457)
Net cash flow from operating activities	17,490	14,752

	for the nine months ended September 30,
In 000€	2021	2020

Investing activities
Purchase of property, plant & equipment	(4,827)	(8,196)
Purchase of intangible assets	(2,439)	(5,783)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	295	150
(Convertible) Loan to third party	1,239	(2,428)
Investment in subsidiary, net of cash acquired	(1,680)	—
Net cash flow used in investing activities	(7,412)	(16,257)
Financing activities
Repayment of loans & borrowings	(11,169)	(8,909)
Repayment of finance leases	(2,841)	(2,997)
Capital increase	85,787	140
Interest paid	(1,652)	(1,626)
Other financial income (expense)	2,740	(1,034)
Net cash flow from (used in) financing activities	72,865	(14,426)
Net increase of cash & cash equivalents	82,943	(15,931)
Cash & Cash equivalents at the beginning of the year	111,538	128,897
Exchange rate differences on cash & cash equivalents	465	(2,275)
Cash & cash equivalents at end of the year	194,946	110,691

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,

In 000€	2021	2020 (*)	2021	2020

Net profit (loss) for the period	8,652	(282)	8,428	(5,152)
Income taxes	80	(764)	55	(497)
Financial expenses	(2,334)	2,462	3,182	4,923
Financial income	(1,869)	(1,131)	(4,426)	(1,976)
Depreciation and amortization	5,314	4,839	15,240	14,616
Share in loss of joint venture	—	—	—	39
EBITDA	9,843	5,123	22,480	11,952
Share-based compensation expense (1)	(104)	900	(878)	1,057
Acquisition-related expenses business combinations (2)	—	—	405	—
Adjusted EBITDA	9,739	6,023	22,007	13,009

(1)	Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of our option to buy Link3D.
(*)

The year 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on the quarter operating result was 83 kEUR, no impact on year to date operating result.

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufactur ing	Total segments	Unallocated (1)(2)	Consolidated

For the three months ended September 30, 2021
Revenues	10,468	18,910	22,817	52,196	(0)	52,195
Segment (adj) EBITDA	3,708	5,251	3,546	12,506	(2,767)	9,739
Segment (adj) EBITDA %	35.4%	27.8%	15.5%	24.0%		18.7%
For the three months ended September 30, 2020
Revenues	9,478	17,161	14,154	40,793	(8)	40,785
Segment (adj) EBITDA	3,114	5,476	(321)	8,269	(2,246)	6,023
Segment (adj) EBITDA %	32.9%	31.9%	-2.3%	20.3%		14.8%

In 000€	Materialise Software	Materialise Medical	Materialise Manufactur ing	Total segments	Unallocated (1)(2)	Consolidated

For the nine months ended September 30, 2021
Revenues	30,719	52,686	65,199	148,604	(142)	148,461
Segment (adj) EBITDA	10,266	14,313	5,252	29,831	(7,826)	22,004
Segment (adj) EBITDA %	33.4%	27.2%	8.1%	20.1%		14.8%
For the nine months ended September 30, 2020
Revenues	28,839	44,541	51,746	125,126	21	125,147
Segment (adj) EBITDA	9,515	9,072	1,447	20,035	(7,026)	13,008
Segment (adj) EBITDA %	33.0%	20.4%	2.8%	16.0%		10.4%

(1)	Unallocated Revenues consists of occasional one-off sales in our core competencies not allocated to any of our segments.
(2)

Unallocated segment adjusted EBITDA consists of corporate research and development, corporate headquarter costs and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,

In 000€	2021	2020 (*)	2021	2020

Net profit (loss) for the period	8,652	(282)	8,428	(5,152)
Income taxes	80	(764)	55	(497)
Financial cost	(2,334)	2,462	3,182	4,923
Financial income	(1,869)	(1,131)	(4,426)	(1,976)
Share in loss of joint venture			—	39
Operating (loss) profit	4,529	285	7,239	(2,663)
Depreciation and amortization	5,314	4,839	15,240	14,616
Corporate research and development	710	666	2,191	2,034
Corporate headquarter costs	2,463	2,969	6,907	7,862
Other operating income (expense)	(511)	(492)	(1,745)	(1,816)
Segment EBITDA	12,506	8,269	29,831	20,035

(*)

The year 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on the quarter operating result was 83 kEUR, no impact on year to date operating result.